UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from                      to                     .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND

INVESTMENT PLAN

Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION

1735 MARKET STREET

PHILADELPHIA, PA 19103

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Participants and the Employee Welfare Benefits Plan Committee

FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-contribution Health and Welfare and Pension Plans on December 31, 2006.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 23, 2008

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(In thousands)

	2007	2006
Assets:
Investments	$524,561	$469,492
Receivables:
Contributions receivable	94	156
Participants’ loans receivable	7,813	8,124

Net assets reflecting all investments at fair value	532,468	477,772
Adjustment from fair value to contract value for fully benefit responsive investment contracts (note 2)	695	1,074

Net assets available for benefits	$533,163	$478,846

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

(In thousands)

	2007	2006
Additions:
Interest and dividend income	$27,525	$21,093
Net appreciation in investments (note 3)	48,901	60,760
Contributions:
Participants	18,728	17,409
Employer	5,891	6,028

Total additions	101,045	105,290

Deductions:
Benefits paid to participants (note 1)	46,477	52,154
Administrative expenses (notes 2 and 5)	251	232

Total deductions	46,728	52,386

Net increase	54,317	52,904
Net assets available for benefits, beginning of year	478,846	425,942

Net assets available for benefits, end of year	$533,163	$478,846

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Corporation (FMC or the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan’s trust on a pretax basis up to the Internal Revenue Service maximum for 2007 of $15,500. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax catch-up contributions, up to a maximum of $5,000. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions or in addition to the maximum pretax contributions of $15,500 (but not more than 50% of their total compensation in the aggregate). Effective January 1, 2007, for eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee’s compensation (Basic Contribution), regardless of the $15,500 limit on pretax contributions. Previously, the Company’s matching contributions ranged from 40% to 100% of the eligible employees’ basic contributions. Beginning January 1, 2007, the Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant’s investment elections. Through the end of 2006, the Company funded its matching contributions by contributing to the Plan shares of FMC common stock that the Company held as treasury stock. These contributions were recorded at the fair value of the FMC common stock at the date of contribution. For the 2007 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $45,000.

Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion hourly employees of the Company receive an employer contribution of 5% of the employee’s eligible compensation. This amount is contributed to the employee’s account after the end of each plan year. This change was instituted for these employees since July 1, 2007 newly hired and rehired salaried and nonunion hourly employees are no longer eligible for the Company’s defined benefit plan. The 5% contribution funds are not eligible for participant withdrawals and loans (see note 1(g)) but are subject to the same vesting requirements as discussed in note 1(e).

(c)	Trust

The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC Stock Fund – Funds are invested in the common stock of FMC Corporation.

Clipper Fund – Funds are invested in common stock of corporations that are considered undervalued by the fund manager, and in long-term bonds.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in the common stock of well-known and established companies.

Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Diversified International Fund – Funds are invested primarily in stock of companies located outside the United States. (This fund is currently closed to new investors outside of the Plan.)

Fidelity Freedom Funds – A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

Fidelity Freedom Income Fund – Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small- and medium-sized companies. (This fund is currently closed to new investors outside of the Plan.)

Fidelity Magellan Fund – Funds are primarily invested in common stock of growth or value companies. (This fund is currently closed to new investors outside of the Plan.)

Fidelity Managed Income Portfolio II Class 2 – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the plan years ended December 31, 2007 and 2006, the effective annual yield for the fund was approximately 4.52% and 4.18%, respectively.

Fidelity Puritan Fund – Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. government or its agencies.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.

John Hancock Classic Value Fund – Class I – Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.

John Hancock International Classic Value Fund – Class I – Funds are invested primarily in equity securities of foreign companies of any size.

Morgan Stanley Institutional Fund Trust Mid Cap Growth – Funds are invested primarily in common stock of small- to mid-sized companies that are expected to grow rapidly and perform well.

Mutual Qualified Fund – Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.

Allianz CCM Emerging Companies Fund – Inst. – Funds are invested primarily in common stock of companies with market capitalizations of at least $100 million that the fund manager believes have the potential for growth.

PIMCO Total Return Inst. CL – Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

Royce Special Equity Institutional Class – Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers’ assessment of their economic value.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies that the fund manager believes have long-term growth potential.

Spartan International Index Fund – Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada.

Effective January 1, 2007, the restriction requiring plan participant’s matching contributions to be invested in FMC stock was eliminated. Participants are now allowed to exchange their investments in the FMC stock fund to any other investments in the Plan.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(f)	Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59 1/2, any participant or, if applicable, their beneficiary, may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant.

(g)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants’ after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. All loans must be repaid over a period not greater than 60 months with interest charged at the prime rate. As of December 31, 2007, the interest rates on the participant loans range from 5.16% to 9.25%.

(h)	Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $266,906 and $304,085, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. Also, in 2007 and 2006, $207,776 and $159,594, respectively, in plan expenses were paid from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)	Fully Benefit-Responsive Investment Contracts

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. As required by the FSP, the statement of net assets available for benefits presents the difference between the fair value of the investment contracts and their contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(c)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation) funds are used to value investments. Participants’ loans are valued at their outstanding balances, which approximates fair value. Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

The Plan invests in benefit-responsive investment contracts with banks and insurance companies that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These investment contracts are presented at fair value on the statement of net assets available for benefits and adjusted to contract value, which is equal to principal balance plus accrued interest. The fair value of the investment contracts is calculated using a discounted cash flow model.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided for in the Plan.

(g)	Recently Issued Accounting Standard

In September 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS’) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. The Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS No. 157 is effective for the Plan’s financial assets and liabilities starting in 2008 and for nonfinancial assets and liabilities starting in 2009. Other than for additional disclosure requirements, we do not believe this Statement will have an effect on our financial statements. The Plan currently does not have any nonfinancial assets and liabilities.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006:

	2007	2006
	(In thousands)
FMC Stock Fund	$174,511	$167,868
Fidelity Managed Income Portfolio II Class 2	91,682	89,536
Fidelity Diversified International Fund	30,599	22,129
Sequoia Fund	25,971	26,363
Clipper Fund	23,306	24,761

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

For the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2007	2006
	(In thousands)
FMC Stock Fund	$51,800	$52,659
Clipper Fund	(2,733)	1,034
Fidelity Blue Chip Growth Fund	4	466
Fidelity Capital and Income Fund	(297)	349
Fidelity Diversified International Fund	1,908	2,114
Fidelity Freedom 2000 Fund	1	5
Fidelity Freedom 2010 Fund	(20)	74
Fidelity Freedom 2020 Fund	(4)	132
Fidelity Freedom 2030 Fund	21	77
Fidelity Freedom 2040 Fund	—	35
Fidelity Freedom Income Fund	(15)	8
Fidelity Low-Priced Stock Fund	(1,163)	1,550
Fidelity Magellan Fund	320	(1,312)
Fidelity Puritan Fund	(482)	445
Fidelity U.S. Equity Index Pool Fund	643	1,453
John Hancock International Classic Value Fund I	(66)	—
John Hancock Classic Value Fund I	(536)	—
Morgan Stanley Institutional Fund Trust Mid Cap Growth	1,809	555
Mutual Qualified Fund	(164)	1,533
Allianz CCM Emerging Companies Fund – Inst.	(290)	(424)
PIMCO Total Return Inst. CL	270	(96)
Royce Special Equity Institutional Class	(165)	81
Sequoia Fund	(2,312)	(374)
Spartan International Index Fund	372	396

	$48,901	$60,760

(4)	Nonparticipant-Directed Investments

Effective January 1, 2007, the Plan no longer has any nonparticipant-directed investments. As of December 31, 2006, net assets relating to nonparticipant-directed investments in FMC Common Stock were approximately $106,317,000. See notes 1(b) and 1(d) for changes to Company matching contributions made on or after January 1, 2007.

(5)	Related-Party Transactions

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $251,322 and $231,643 for the years ended December 31, 2007 and 2006, respectively.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(In thousands, except shares)

Identity of issuer, borrower, lessor, or, similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
FMC Stock Fund*	FMC Corporation Common Stock, approximately 3,199,103 shares (the cost basis of the FMC Corporation Stock Fund at December 31, 2007 totaled $65,270)	$174,511
Clipper Fund	Stock Long-Term Growth Fund	23,306
Fidelity Blue Chip Growth Fund*	Large Companies Stock Fund	17,397
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	9,535
Fidelity Diversified International Fund*	Growth Mutual Fund of Foreign Companies	30,599
Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	345
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	5,556
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	6,417
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	3,467
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	1,654
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	810
Fidelity Low-Priced Stock Fund*	Growth Mutual Fund	21,578
Fidelity Magellan Fund*	Stock Long-Term Growth Fund	9,378
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	91,682
Fidelity Puritan Fund*	Stock and Bond Fund	9,482
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	16,664
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	12,770
John Hancock International Classic Value Fund I	Global Mutual Fund	442
John Hancock Classic Value Fund I	Domestic Equity Mutual Fund	1,704
Morgan Stanley Institutional Fund Trust Mid Cap Growth	Stock Long-Term Growth Fund	14,226
Mutual Qualified Fund	Stock Long-Term Growth Fund	23,137
Allianz CCM Emerging Companies Fund – Inst.	Growth Mutual Fund	3,134
PIMCO Total Return Inst. CL	Bond Mutual Fund	10,183
Royce Special Equity Institutional Class	Stock Long-Term Growth Fund	1,825
Sequoia Fund	Stock Long-Term Growth Fund	25,971
Spartan International Index Fund	International Growth Fund	8,788
Participants’ loans receivable *	Varying rates of interest, 5.16% to 9.25%	7,813

Total assets held for investment purposes		$532,374

*	Represents a party in interest to the Plan.

See accompanying independent auditors’ report.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2007 and 2006

Signature

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

/s/ W. Kim Foster
W. Kim Foster Senior Vice President and Chief Financial Officer

Date: June 23, 2008

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2007 and 2006

Exhibit Index

Number in Exhibit table	Description
23.1	Consent of Independent Registered Public Accounting Firm